March 1, 2006

MAIL STOP 3561

via U.S. mail and facsimile

Michael L. Metter, President
Spongetech Delivery Systems, Inc.
The Empire State Building
350 Fifth Avenue, Suite 2204
New York, New York 10118

Re:      Spongetech Delivery Systems, Inc.
	Form SB-2, Amendment 6 filed February 10, 2006
	File No. 333-123015

Dear Mr. Metter:

	We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please revise the disclosure throughout the prospectus to clearly indicate the reduced amount of selling shareholders. For example, risk factor 22 still contains the prior number of selling shareholders.

Registration Fee Table
2. We note the reduction of the shares being registered for resale.
The company has re-calculated the fee based upon the new registration fee. Since these shares were all included in prior amendments, the old fee would continue to apply. Please revise the fee table accordingly.

Cover Page
3. Please provide the date the rescission offer will expire. For example, consider indicating the number of days from the date offering commences. Many states have specific requirements for the time period that a rescission offer must remain open. Please provide us with the requirements of the states where the rescission offer will be conducted.

Questions and Answers About the Rescission Offer, page 3
4. Clarify, if true, that at the time of the offering in March through May 2002 there was no written agreement between Nexgen and Spongetech.
5. Discuss the "technical violation that may have occurred" and the potential section 5 violation that would appear to be the reason for commencing the rescission offer. Add disclosure throughout the prospectus when discussing the rescission offer.
6. Disclose the total amount that would be paid if all of the shareholders elect conversion, including the interest that has accrued to date. Given the current financial condition of the company, please explain how you plan to fund this offering. Explain where the funds to be placed into the separate segregated account will come from. It appears that the proceeds from the primary offering may be used to fund the rescission offer. However, the rescission offer will run concurrently with the primary offering and will be completed prior to the completion of the primary offering. In addition, there is no guarantee you will raise the minimum amount in the primary offering. We may have further comment.
7. Please remove the reference to the staff of the SEC on page 4. Also, revise risk factor two.
8. Discuss the impact on the company if the rescission offer is partially or completely accepted.
9. Please disclose whether the offer complies with applicable state corporation law or whether it would potentially result in a violation of any minimum capital or reserve requirements under federal or state law.


Risk Factors, page 7
10. Please revise the first risk factor to discuss the potential liability to the company. It should also address the potential impact the rescission offer could have upon the viability of your business, given the limited cash of the company.

Dilution, page 13
11. We reissue prior comment six from our letter dated January 23, 2006. Please revise the increase per share attributable to this offering for each level of proceeds. The current amounts are incorrect. If the net tangible book value per share before the offering is ($.003) per share and the net tangible book value per share after the offering is $.007, then it would appear the increase attributable to new investors is $.010, rather than $.004.

Plan of Operations, page 18
12. We note the intention to find a sales group per month. Please clarify that there is no guarantee you will be able to find these sales groups.
13. Please clarify whether the national sales representative will be an employee of the registrant, whether he/she will work exclusively for the registrant and whether you will hire, as employees, additional sales representatives. If so, explain the compensation formula you anticipate using. Clarify whether the hiring of the national sales representative is in addition to the sales groups hired as contractors.
14. Clarify whether Dicon charges a fee for shipping small orders directly to customers and for processing the payment from these customers. If so, disclose the terms.

Management, page 25
15. We note that Mr. Monahan is no longer the CFO. Please explain whether he was removed or resigned and the reason.

Form of Notice of Election
16. There do not appear to be any spaces to accept or reject the rescission offer. Please revise.


Part II
Recent Sales of Unregistered Securities
17. Please revise the discussion of the offering in March through May
2002 to discuss the potential securities violation.
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Terence O`Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at 202) 551-3236 with other questions.

Sincerely,



John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc:  Richard A. Friedman, Esq.
      By facsimile (212) 930-9725
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Michael L. Metter, President
Spongetech Delivery Systems, Inc.
Page 1
March 1, 2006